Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: March 1, 2021

The following is an article published by the Business Post on February 28, 2021.

Business Post

Icon doubles in size through $12bn takeover of rival firm
28 February 2021,
Ian Guider

Dr Steve Cutler, chief executive of Icon

Icon, the Dublin-based clinical trials company, has said it will add thousands of new jobs in the next year as it doubles in size with the takeover of a rival business.

In a rare interview with Irish media, Dr Steve Cutler, the Icon chief executive, said that while there would be $150 million in cost savings from the $12 billion takeover of PRA Health, the combined business would continue to grow job numbers.

“We’ll be about 34,000 to 35,000 people as we come together. I would like to think in a year or so that we will break or be breaching the 40,000 mark without too much trouble. I think that this is an organisation that will register growth rather than reductions in the headcount,” Cutler told the Business Post.

The takeover of US company PRA Health by Icon is one of the largest deals by an Irish company. Cutler said that the rationale for the purchase was to expand the services it offered the world’s biggest drug makers.

“We always had a desire to be in the top three clinical research organisations in the world. And so now we’ve moved ourselves up the [league] table. That was really very much the thinking: to bring the scale of breadth and depth of resources to customers, to be able to do clinical trials for them really anywhere in the world, with a level of critical mass in each of the regions, in each of the therapeutic areas”, he said.

“Icon as an individual entity [has] strategic partnerships with about 25 per cent or 30 per cent of the top 20 [drug] companies in the world. As a joined up entity we go to about 60 per cent.”

The $12 billion deal comprises $80 in cash for each PRA Health share and 0.41 Icon shares. The total price represents a 30 per cent premium to PRA’s share price.

Cutler said Icon had been on the hunt for a transformative acquisition for a number of years, and the ability to finance it has been in part driven by the gains in its own share price and low interest rates, allowing it to afford to swallow companies of similar size.

The major pharmaceutical and medical device makers are increasingly outsourcing the testing and trialling of new drug treatment to clinical research companies. Icon carried out the successful global Phase 3 trial of Pfizer Covid-19 jab last year.

Icon is currently working on more than 100 Covid-19 related drug trials. Cutler said the pandemic and the speed of vaccine development had been a positive for trials.

“Everyone knows what a clinical trial is now. In the past we found only 5 per cent of people even participated in a clinical trial. I would like to think we have the opportunity to significantly increase that and, as we do, then we will be more efficient, will be faster and will give companies an opportunity to spend more efficiently to bring more drugs to market. There’s a virtuous circle here.”

Icon was founded about 30 years ago by TCD scientist John Climax. It currently employs about 1,000 people at its Dublin headquarters and has about 16,000 employees in total in 41 countries. While it has a market value of $9.5 billion, making it bigger than most Irish companies, it remains relatively unknown in this country.

“We're a very proud Irish company and we value our Irish heritage very much. But not being particularly high profile with the public isn’t a huge concern.”

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.